UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2025

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated December 10, 2025 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS) AND THEIR PERSONS CLOSELY ASSOCIATED (PCA)

The Company notifies the following change in interests in the ordinary shares of EUR3.50 each (Shares) of PDMRs, arising pursuant to acquisitions and the Admission of TMICC to listing on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange.

Directors	Number of Shares
Jean François van Boxmeer	7,800
Melissa Bethell	7,750
René Hooft Graafland	20,000

Other PDMRs
Tim Gunning	15,800

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Jean François van Boxmeer
2	Reason for the notification
a)	Position/status	Board Chair
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	8-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.8430	7,800	100,175.40
		Aggregated	12.8430	7,800	100,175.40

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Melissa Bethell
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	9-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.4785	4,000	49,914.00
		Aggregated	12.4785	4,000	49,914.00

	Date of Transaction	Description of Instrument		Identification Code	Place of Transaction	Currency
	10-DEC-2025	Ordinary shares of €3.50 each		ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction			Price	Volume	Total
	Acquisition			12.371	3,750	46,391.25
		Aggregated		12.371	3,750	46,391.25

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	René Hooft Graafland
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
9-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
Nature of Transaction		Price	Volume	Total
Acquisition		12.50	20,000	250,000
	Aggregated	12.50	20,000	250,000

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Tim Gunning
2	Reason for the notification
a)	Position/status	Chief of Staff & Head of Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table

Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
8-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
Nature of Transaction		Price	Volume	Total
Acquisition		12.7375	15,000	191,062.96
	Aggregated	12.7375	15,000	191,062.96
Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
9-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
Nature of Transaction		Price	Volume	Total
Acquisition		12.50	800	10,000
	Aggregated	12.50	800	10,000

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Dorothee ter Kulve (Spouse of Peter ter Kulve)
2	Reason for the notification
a)	Position/status	Spouse of Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	8-DEC-2025	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	GBP
	Nature of Transaction		Price	Volume	Total
	Demerger Shares		n/a	1,938	n/a
		Aggregated	n/a	1,938	n/a

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company is the world’s largest ice cream company. With an unrivalled portfolio of brands including global power brands Magnum, Ben & Jerry’s, Wall’s and Cornetto, and with a global fleet of nearly 3 million freezers, our products are available in 80 countries. The company generated €7.9 billion in revenue in 2024. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit The Magnum Ice Cream Company website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: December 10, 2025	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer